SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

March 31, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.
Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of THL Credit, Inc. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) a registration statement on Form N-2 (the “Registration Statement”) on March 31, 2016 for the registration of $300,000,000 of shares of our common stock, par value $0.001 per share, preferred stock, par value $0.001 per share, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, subscription rights or debt securities (the “Securities”). The Registration Statement relates to the shelf offering of the Company’s Securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement (File No. 333-195070) initially filed on April 4, 2014 and declared effective as amended on June 24, 2015 (the “Prior Registration Statement”), except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement, and (ii) the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus